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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Armstrong                            Gerald               L.

--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

9379 S. County Road 700 E.

--------------------------------------------------------------------------------
                                    (Street)

Seymour                              IN                  47274
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Home Federal Bancorp (HOMF)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     4-30-2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     | |  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Executive Vice President
__________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock,
 without par value           Periodic                 J*                                 Various  11,111         I
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock,
 without par value           04/30/03                 S               19,043      D      $25.45   22,654         D
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  33,765
====================================================================================================================================


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   01/01/98 12/26/06  Stock    22,500  $16.25    22,500  D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   01/01/02 12/22/07  Stock    10,000a $26.56    10,000  D
-----------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   06/22/99 12/22/08  Stock    11,650  $23.00    11,650  D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   01/01/04 12/20/09  Stock    20,000b $23.06    20,000  D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   06/20/01 12/18/10  Stock    10,382c $15.906   10,382  D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   06/20/01 12/19/10  Stock     2,118  $15.906    2,118  D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   06/19/02 12/17/11  Stock     5,409d $18.485    5,409  D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                      Common
right to buy                                                   06/19/02 12/18/11  Stock    14,591  $18.485   14,591  D
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             96,650
====================================================================================================================================

Explanation of Responses:
J* Shares allocated pursuant to a 401(k) plan as of 12-31-02.
a. Exercisable as to 2,770 shares on 1/1/04.
b. Exercisable as to 1,145 shares on 1/1/04; 4,336 shares on 1/1/05; and 4,336 shares on 1/1/06; 4,336 shares on 1/1/07; 4,336 shares on 1/1/08; and
   1,511 shares on 1/1/09.
c. Exercisable as to 4,096 shares on 1/1/09 and 6,286 shares on 1/1/10.
d. Exercisable as to 5,409 shares on 1/1/11.


   /s/ Melissa A. McGill                                        4/30/2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
 Melissa A. McGill, VP/Controller, for
 Gerald L. Armstrong


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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